

January 23, 2015

Via E-mail
Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N 3rd St.
Bismarck, ND 58501

> **Re: ADM Endeavors, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 2, 2015**
> **File No. 333-201351**

Dear Mr. Mees:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your registration statement to reflect your current and future operations. For example, on page 27 you have a target date of September 1, 2014 for your planned district office in Kansas City, MO.

Risk Factors, page 9

Risks Related to The Offering, page 13

We are not a fully reporting company under the Exchange Act of 1934…, page 14

2. We note that on April 28, 2014 you filed a Form 8-A registering common stock under Section 12(g) of the Securities Exchange Act of 1934. Therefore, your risk factor on page 14

does not appear to be accurate. Please remove this risk factor, or clarify the nature of the risk you are trying to describe.

Selling Security Holders, page 16

3. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

4. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

5. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

6. Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. For any selling security holder who is a broker-dealer, the prospectus should state that the selling security holder is an underwriter. For any selling security holder who is an affiliate of a broker-dealer, the prospectus should state that the selling security holder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Executive Compensation, page 31

7. Please revise this section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2014. For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

8. Please provide management's discussion and analysis of your financial condition and results of operations for interim period financial statements. See Item 303(b) of Regulation S-K.

<u>Exhibits, page 56</u>

<u>Exhibit 23.1</u>

9. Please revise your auditor's consent so that it references the appropriate date and file number for this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Chase Chandler
    Brunson Chandler & Jones, PLLC